PRESS RELEASE

January 17, 2006

       FOR IMMEDIATE RELEASE

CANADIAN ZINC CORPORATION INCREASES FINANCING TO $9,600,000

Toronto – January 17, 2006 – Canadian Zinc Corporation  (“TSX-CZN”) is pleased to announce that it has increased the size of its private placement originally announced on January 16, 2005 to $9,600,000 (including the over-allotment option).

Northern Securities Inc. (“Northern”) is acting as underwriter on the financing on a bought deal basis, subject to certain conditions.   Northern has placed the offering, primarily to institutional investors, and has closed its order book for the financing.

Completion of the financing is subject to certain conditions, including approval by the Toronto Stock Exchange and other regulatory agencies. The financing is anticipated to close on or about January 30, 2006.

The Units have been priced at $0.72 per Unit, with each Unit consisting of one common share and one-half share purchase warrant.   Each full warrant is exercisable to purchase one common shares at a price of $1.00 per share for a period of two years.  Northern will be paid a commission of 7% in cash and 10% in broker warrants exercisable for Units at the offering price for a period of two years.

The proceeds from the private placement will be added to the Company’s working capital and used for the development of the Prairie Creek Mine Project and general corporate purposes, including other possible property acquisitions.

Canadian Zinc Corporation trades on the Toronto Stock Exchange under the symbol “CZN” and currently has 80,007,212 common shares issued and outstanding.

A more extensive description of the Company’s activities is available on the Company’s website at www.canadianzinc.com.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures.  These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements.  Such factors include, among others, the timing and amount of expenditures.